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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Helvetic Airways Firms Up Order for 12 E190-E2 jets

Zurich, Swiss, September 26th, 2018 – Embraer and Helvetic Airways have signed a contract for a firm order of 12 E190-E2 jets. This agreement was announced as a Letter of Intent (LoI) at the recent Farnborough Air Show, in July. The firm order has a value of USD 730 million, based on current list prices, and will be included in Embraer’s 2018 third-quarter backlog. The contract also includes purchase rights for a further 12 E190-E2, with conversion rights to the E195-E2, bringing the total potential order up to 24 E-Jets E2s. With all the purchase rights being exercised, the deal has a list price of USD 1.5 billion.

The announcement was made by the two companies during the Zurich debut of the E190-E2, the world’s most efficient and quietest single-aisle aircraft, as part of its tour of Europe and the Commonwealth of Independent States (CIS).

The first 12 E190-E2 aircraft will begin replacing Helvetic’s five Fokker 100s and seven E190s, starting in late 2019 and completing in autumn 2021. The purchase options for a further 12 aircraft (E190-E2 or E195-E2) will enable Helvetic Airways to grow according to market opportunities.

Embraer is the world’s leading manufacturer of commercial jets up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,400 deliveries, redefining the traditional concept of regional aircraft.

Follow us on Twitter: @Embraer

About Helvetic Airways

Helvetic Airways AG operates seven Embraer 190 and five Fokker 100 aircraft. Four Embraer 190 aircraft are in the long-term service of Swiss International Air Lines as part of an ACMI partnership. Helvetic Airways uses the remaining aircraft for ACMI flights and their own scheduled and charter business. Helvetic Airways also operates a maintenance facility at Zurich airport (EASA Part 145). The company currently employs 440 staff.

Helvetic Airways has worked in close cooperation with Horizon Swiss Flight Academy Ltd., Kloten, Switzerland (www.horizon-sfa.ch), since April 2008. Both companies are part of the Helvetic Airways Group, Freienbach, Switzerland.

Contact for Media images: https://helvetic.com/de/mediacentre/mediaimage or marketing@helvetic.com
Contact for Media inquiries: press@helvetic.com

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer